Exhibit 99.1

Starfield Reports Canadian Exploration Expense Shortfall and Extended Engagement of Philip Martin to Steward Company Through Asset Sale Process

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, Dec. 20, 2012 /CNW/ - Starfield Resources Inc. (TSX: SRU) ("Starfield", "the Company") has confirmed that it will fall $2,888,000 short with respect to its obligation to incur aggregate Canadian Exploration Expenses ("CEEs") of $3,789,000 by December 31, 2012.

Such shortfall will adversely impact all shareholders of the Company who acquired flow-through shares of the Company in 2011. The Company has prepared and is filing with the Canada Revenue Agency (the "CRA") the requisite T101B and amended T101's to notify the CRA of the $2,888,000 reduction of previously renounced CEEs. Copies of same will be forwarded to all impacted shareholders so that they can determine their potential reassessment exposure.

As previously disclosed, the Company has engaged PricewaterhouseCoopers Inc. ("PwC") to assist management and the board of directors in assessing its strategic options. Since being engaged, PwC has undertaken a global effort to showcase the Company's mineral assets and solicit the interest of potential buyers. PwC anticipates completing the interest solicitation process in the first quarter of 2013.

The Company is pleased to announce that Philip Martin has extended his contract position with Starfield as its President and Chief Executive Officer until May 31, 2013. The Board of Directors is delighted to have Mr. Martin's continued service and leadership as the Company continues to undertake steps to maximize the potential value of the business for its stakeholders.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with two significant copper prospects, one of which has a historical copper resource; and one gold property in Nevada that is under option to another company.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information from under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

www.starfieldres.com

SOURCE: Starfield Resources Inc.

%CIK: 0001074795

For further information:

Philip S Martin
President and CEO
416-860-0400 ext. 222
pmartin@starfieldres.com

Wayne Fraser
Interim Chief Financial Officer
416-860-0400 ext. 223
wfraser@starfieldres.com

Investor Relations
416-860-0400
info@starfieldres.com

CO: Starfield Resources Inc.

CNW 12:26e 20-DEC-12